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                                               Filed by Kinross Gold Corporation
                                pursuant to Rule 425 under the Securities Act of
[LOGO] Kinross               1933 and deemed filed pursuant to Rule 14d-2 of the
       Gold Corporation                                   Securities Act of 1934
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                                    Subject company: Crown Resources Corporation
                                                   Commission file No. 000-17480


        KINROSS GOLD CORPORATION AND CROWN RESOURCES CORPORATION EXECUTE
                             ACQUISITION AGREEMENT

TORONTO, ONTARIO, AND DENVER, COLORADO, NOVEMBER 20, 2003...KINROSS GOLD CORPORATION (TSX-K; NYSE-KGC) ("KINROSS") AND CROWN RESOURCES CORPORATION (OTCBB-CRCE) ("CROWN") are pleased to announce that the two companies have executed a definitive acquisition agreement (the "Agreement") whereby Kinross will acquire Crown and its 100%-owned Buckhorn Mountain gold deposit located in north central Washington State, USA, approximately 67 kilometres by road from Kinross' Kettle River gold milling facility.

Under the terms of the Agreement, shareholders of Crown will receive 0.2911 shares of Kinross for each share of Crown. Assuming all of Crown's warrants, options and convertible debentures are converted, a total of approximately 13.1 million common shares of Kinross will be issued upon the completion of the transaction. The transaction is subject to regulatory approvals, a minimum two-thirds approval at a special meeting of Crown shareholders and other customary closing conditions. Prior to the completion of the acquisition, Crown will dividend to its shareholders its approximate 38.7% equity interest in Solitario Resources Corporation (TSX-SLR).

The Buckhorn Mountain gold deposit is a high-grade skarn gold deposit located 240 kilometres northwest of Spokane, Washington. In late 2002 and early 2003, Crown completed a 41-hole infill diamond drilling program and has engaged SRK Consulting to update its reserve and mineralized material estimates incorporating the data from the drilling program.

In addition to signing the Agreement, Kinross, through its wholly-owned subsidiary, Echo Bay Minerals Company, and Crown signed a toll milling agreement, that allows the Buckhorn Mountain ores to be milled at Kinross' Kettle River gold milling facility. The focus of these efforts is to provide flexibility with permitting and design of a high-grade underground mine that minimizes surface disturbance and environmental impacts while providing significant economic benefits to the state and local communities. This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Kinross and Crown, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Development of Buckhorn Mountain is subject to the successful completion and implementation of an economically viable mining plan, obtaining the necessary permits and approvals from various regulatory authorities, and compliance with operating parameters established by such authorities. Important factors that could cause actual results to differ materially from Kinross' and Crown's expectations are disclosed under the heading "Risk Factors" and elsewhere in Kinross' and Crown's documents filed from time to time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

     52nd Floor, Scotia Plaza, 40 King Street West, Toronto, Ontario M5H 3Y2

               Telephone (416) 365-5123        Fax (416) 363-6622

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WHERE TO FIND ADDITIONAL INFORMATION ABOUT THE TRANSACTION:

This press release is not, and is not intended to be, a solicitation of proxies or an offer of securities. Kinross intends to file with the Securities and Exchange Commission ("SEC") a registration statement that will include a proxy statement on behalf of Crown and a prospectus on behalf of Kinross, and other relevant documents in connection with the proposed acquisition. Investors and security holders of Kinross and Crown are urged to read the proxy statement/prospectus and other relevant materials, when they become available, as they will contain important information about Kinross, Crown and the proposed acquisition. The proxy statement/prospectus and other relevant materials, and any other documents filed by Kinross or Crown with the SEC, may be obtained free of charge at the SEC's website at HTTP://WWW.SEC.GOV, when filed. A free copy of the joint proxy statement/prospectus and other relevant materials may also be obtained from Kinross, when available.

Crown and its officers and directors may be deemed to be participants in the solicitation of proxies from its stockholders with respect to the transactions contemplated by the proposed acquisition. A description of the interests of the directors and executive officers of Crown will be contained in the definitive proxy statement/prospectus and the other relevant documents filed with the SEC.


For further information from Kinross, e-mail info@kinross.com or contact:

 ROBERT M. BUCHAN           GORDON A. MCCREARY      CARL B. HANSEN
 President and              Vice President          Director Investor Relations
 Chief Executive Officer    Corporate Affairs
 Tel. (416) 365-5650        Tel. (416) 365-5132     Tel: (416) 365-5673

For further information from Crown, contact:

 CHRISTOPHER E. HERALD      DEBBIE W. MINO
 President and              Vice President
 Chief Executive Officer    Investor Relations
 Tel. (303) 534-1030        Tel. (800) 229-6827




     52nd Floor, Scotia Plaza, 40 King Street West, Toronto, Ontario M5H 3Y2

               Telephone (416) 365-5123        Fax (416) 363-6622